Investor Services

Computershare Trust Company of Canada
1500 University Street
7th Floor
Montreal Quebec H3A 3S8
Telephone 514-982-7888 Ext. 7497
Facsimile 514-982-7580
	Email: service@computershare.com	Canada
	www.computershare.com	Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
Robert Turfus		South Africa
Manager, Shareholder Services		United Kingdom
Fairmont Hotels & Resorts Inc.		USA
Canadian Pacific Tower, TD Centre, P O Box 40
100 Wellington Street West, Suite 1600
Toronto, ON M5K 1B7

Re: Fairmont Hotels & Resorts Inc. - Common Shares
2005 Annual & Special Meeting of Shareholders

Dear Mr. Turfus,

This letter will serve to confirm that on March 24, 2005, the following material was sent by prepaid mail to each registered shareholder of record of the above Corporation as of March 14, 2005:

-	Notice of 2005 Annual & Special Meeting and Management Proxy Circular
-	2004 Annual Report
-	Form of Proxy
-	Prepaid Return Envelope

In addition, copies of the above-mentioned material were sent by overnight courier with a reply card on March 24, 2005 to nominees on behalf of beneficial shareholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Murielle Mallette
Associate Relationship Manager
Stock Transfer Services